Exhibit 99.2

BUENOS AIRES, May 27, 2020

COMISIÓN NACIONAL DE VALORES (“CNV”)
Subgerencia de Sociedades Emisoras
25 de Mayo 175
City of Buenos Aires
To: Gerencia de Emisoras

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)
Sarmiento 299
City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)
San Martin 344
City of Buenos Aires
Note: CPSA-GG-N-0156/20-AL
 Subject: Material News

Dear Sir/Madam:

  It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”) so as to inform you that the Board of Directors of the Company decided the following at its Shareholders’ Meeting held today: (i) To appoint Mr. Osvaldo Arturo Reca Chairman and to appoint Mr. Marcelo Atilio Suvá Deputy Chairman; (ii) to appoint Juan José Salas, Tomás White and José Luis Morea members of the Supervisory Committee; and to appoint Jorge Villegas and Oscar Luis Gosio deputy members of the Supervisory Committee.

Yours sincerely,

Av. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina
Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099